Final Term Sheet

Filed Pursuant to Rule 433

Registration No. 333-135006

May 1, 2008

WELLS FARGO & COMPANY

Remarketed Senior Debentures Due 2033

Issuer:	Wells Fargo & Company

Title of Securities:	Floating Rate Convertible Senior Debentures due 2033, referred to as the Remarketed Senior Debentures due 2033 (the “debentures”)

Ratings:	AA+/Aa1/AA (S&P/Moody’s/Fitch). Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Trade Date:	May 1, 2008

Settlement Date (T+3):	May 6, 2008

Stated Maturity Date:	May 1, 2033

Reset Yield:	3.55175% per annum

Next Remarketing Reset Date:	May 1, 2009 or, if such day is not a business day, the next business day

Aggregate Original Principal Amount Remarketed:	$2,899,023,500

Remarketed Offering Price:	100.05%

Remarketing Fee:	0.05%

Net Proceeds to Participating Holders:	100.00%

CUSIP:	949746FA4

Indenture Amendments:

The Preliminary Remarketing Prospectus Supplement dated April 22, 2008 (the “Preliminary Prospectus”) discusses proposed amendments to the indenture under which the debentures were issued, certain of which amendments require the consent of the holders of a majority of the outstanding principal amount of the debentures. On May 6, 2008, the company and the trustee will enter into a supplemental indenture and adopt those amendments to the indenture that do not require the consent of the holders of the debentures. In addition, on May 6, 2008 (assuming only due settlement of the May 1, 2008 remarketing of the debentures), the company and trustee will enter into a supplemental indenture to adopt those proposed amendments to the indenture that require the consent of the holders of a majority of the original principal amount of the debentures. The amendments to the indenture and the third supplemental indenture, which reflects all such amendments, are set forth in the Preliminary Prospectus.

Remarketing Agents:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. Incorporated

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any remarketing agent or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (866) 500-5408 (Merrill Lynch, Pierce, Fenner & Smith Incorporated) or (866) 718-1649 (Morgan Stanley & Co. Incorporated).